ALCAN







Alcan Investor Workshop

Toronto, October 3, 2006

Carmine Nappi
Director - Industry Analysis


FRAGILE
FRAGILE


A380
A380

Forward Looking Statements

Statements made in the course of this presentation which describe the Company's or management's objectives, projections, estimates, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. All statements that address the Company's expectations or projections about the future including statements about the Company's growth, cost reduction goals, operations reorganization plans, expenditures and financial results are forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and actual actions or results could differ materially. Reference should be made to the most recent Form 10-Q or 10-K for a summary of factors that could cause such differences. In addition, certain non-GAAP measures are used which are reconciled to the comparable GAAP measures herein or on the Company's website at www.alcan.com in the "Investors" section.

Building Blocks of Aluminum Industry Analysis



Smelter Production
Expansions: Brownfields Greenfields
Restarts MINUS : Permanent Closures and/or Idled Capacity
GLOBAL SUPPLY
GLOBAL DEMAND *
Industrial Production (Market Activity)
Intensity of Use
Inventories: LME IAI Comex Other
Exchange Rates
LME PRICE
*
ġD = ġIP + ġIU

Aluminum Consumption

Consumption is sensitive to variations in industrial production



12%
8%
4%
0%
-4%
-8%
-12%
Global Primary Aluminum Consumption Growth
Global IP Growth
There is a correlation (R^2=60%) between changes in Industrial Production and variations in Primary Aluminum Consumption but the latter is more volatile
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source: Brook Hunt, Global Insight

Demand Growth = Growth in IP and IU

Aluminum's position in many end-use markets boosted by recent prices for competing materials



300
280
260
240
220
200
180
160
140
120
100
80
60
Stainless Steel
Hot Rolled Steel
Copper
PET
LDPE
Copper
269
HR Steel
180
Stainless
162
LDPE
103
Resin
(PET) 65
2001
2002
2003
2004
2005
2006

China's Aluminum Demand Growth

IP and IU explain China's robust aluminum demand growth rate

CHINA Aluminum Apparent Consumption* Growth Rate

- **For the record, if a region representing 24% of global consumption grows at around 20%/year, this adds +1.6Mty to global demand.**



50%
40%
30%
20%
10%
0%
-10%
-20%
2001
2002
2003
2004
2005
2006
IAI
NBS
6-Mos Moving Average
IP Growth YOY %chg

Does not take into account changes in Chinese producers' inventories

China Aluminum Production Growth



50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
IAI
NBS
6-Mos Moving Average

Comparative Capacity and Production

Western World



22000
21500
21000
20500
20000
19500
19000
18500
18000
17500
17000
16500
16000
15500
15000
kt
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Aug-06
19,307 kt
or 90.5%

China

- Y/Y: +17.6%
- YTD: +17.5%



National Bureau of Statistics
Reported to IAI by CNIA
Capacity
Annual Rate of Production (ktpa)
12000
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
2000
2001
2002
2003
2004
2005
2006
Aug-06
9.51 Mtpa
or 86.1%

China's Production Drivers and Constraints

ALCAN

Our view has not changed

Increased Production

- Higher AL prices
- Lower Al_20_3 tariffs
- Need to stimulate employment at the provincial level.

Reduced Production

- ~~Alumina prices and capacity~~
- Electricity prices and capacity
- Lower aluminum tariffs
- Lower scrap tariffs
- Cancelled VAT rebate on ingot exports and lower rebates on semis exports
- Higher environmental standards
- Higher market interest rates
- 5% export tax
- Increased political pressure

Increased Political Pressure

- **Additional political pressure from the central government now threatening to remove any provincial officials for approving unauthorized projects.**
- **The governor of Inner Mongolia and his two deputies have been publicly criticized for failing to stop billions of Yuan of investment into unauthorized power stations, another sector controlled by Beijing.**

Major Change in Bauxite/Alumina Sector

ALCAN

Chinese Monthly Bauxite Imports*, Alumina Imports and Production



ktpm
ktpm
Alumina Imports
Alumina Production
Bauxite Imports
Aug-06
1,189.6 kt
+51% YTD
Aug-06
675.3 kt
-3% YTD
Aug-06
1,120.5 kt
+479% YTD
0
200
400
600
800
1000
1200
1400
0
500
1000
1500
2000
2500
3000
3500
2002
2003
2004
2005
2006

Impact on Operating Cost Curve



Chinese Smelters
Russian Smelters
2005 (Western World)
2005 (Total World)
$ / Tonne .
800
1000
1200
1400
1600
1800
2000
2200
2400
0
5000
10000
15000
20000
25000
30000
Cumulative Production (in thousand tonnes)

* The increase in alumina production has pushed up bauxite imports to 5.5Mt during the first 8 months of 2006. In August, bauxite imports totaled 1.1Mt, more than the whole of 2004.

Primary Aluminum Exports Down 10% Y/Y

Net unwrought aluminum exports


2004
2005
2006
300
250
200
150
100
50
0
-50
-100
-150
-200
kt
Unwrought Net Flow
Unwrought Exports
Unwrought Imports
YTD = 478kt
-9.5%
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D

China - Scrap Imports and Semi-fabricated Aluminum Exports

Net Scrap Imports


NET SCRAP IMPORTS
(kt monthly)
0
20
40
60
80
100
120
140
160
180
2003
2004
2005
2006

Net Exports of Semis


NET SEMIS EXPORTS
(kt monthly)
-70
-60
-50
-40
-30
-20
-10
0
10
20
30
40
2003
2004
2005
2006

Looking Forward . . .

- There is still a potential for smelter closures during the next 2-3 years, mainly in Europe and USA, due to the renegotiation of power contracts.
- **Expansions**:

World Excluding China

B = Brownfield

G = Greenfield

			2006	2007	2008	2009
FIRM EXPANSIONS (kt)						
Argentina	Puerto Madryn	B		90	33	
Brazil	Sao Luis/Alcoa	B	63			
Canada	Kitimat	B				30
Dubai	Jebel Ali	B		100	60	
Iceland	Alcoa	G			320	
"	Grundartangi	B		130	40	
India	Hirakud	B		97		
"	Korba	B	120	120		
Iran	Arak II	G			110	
Oman	Sohar	G			350	
Russia	Khakassia	B		300		
Capacity Creep (estimated)			120	120	120	120
	Sub-total		**303**	**957**	**1033**	**150**

- Depending on the right input-output prices combination, some of the idle capacity in China, US Pacific Northwest or Africa could be restarted.

Global Primary Aluminum Metal Balance

	2006	2007	
		Bear Case	Bull Case
Demand (excl. China)	25,500 +3.0%	25,900 +1.5%	26,150 +2.5%
Supply (excl. China)	24,600 +1.9%	25,400 + 3.3%	25,400 +3.3%
Net Imports from China	600	700	500
Inventory Change	-300	+200	-250

APPENDIX

Industrial Production
Main Aluminum Consuming Regions


China
(24% of 2006 Global Consumption)
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
16.1%
16.5%
16.1%
16.6%
16.6%
13.7%
18.9%
17.8%
16.6%
17.9%
19.5%
16.7%
15.7%
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug


US
(19%)
8%
7%
6%
5%
4%
3%
2%
1%
0%
3.1%
2.0%
2.4%
3.2%
3.4%
3.1%
3.1%
3.6%
4.6%
4.4%
4.7%
5.2%
4.7%
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug


EU Big 4
(12%)
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-0.5%
0.3%
0.8%
1.2%
1.2%
0.6%
2.0%
2.1%
1.9%
2.6%
3.2%
1.6%
3.6%
2.9%
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun


Japan
(7%)
12%
10%
8%
6%
4%
2%
0%
-2%
-1.2%
0.1%
0.9%
2.5%
3.4%
4.9%
2.8%
2.5%
3.1%
3.3%
2.8%
5.1%
5.0%
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul

World Supply & Demand


Global Production
Global Demand
Aug-06
33.9
Jul-06
34.3
+ 450
+ 410
+ 160
- 680
+30
-300f
Million tonnes per annum
35
34
33
32
31
30
29
28
27
26
25
24
23
2001
2002
2003
2004
2005
2006

Inventories

Total Reported Unwrought Inventories

End of Month	IAI Unwrought	LME	Comex (on warrant)	Total Reported Unwrought Stocks
December-05	1797	644	62	2503
January-06	1840	710	59	2609
February-06	1708	776	58	2542
March-06	1590	776	58	2425
April-06	1660	740	50	2451
May-06	1650	771	38	2459
June-06	1591	774	37	2402
July-06	1604	712	35	2351
August-06	1614	717	20	2351
26-Sep-2006		692	21	

YTD: -152kt

LME Inventories



1,500,000
1,400,000
1,300,000
1,200,000
1,100,000
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
2004
2005
2006
26-Sep-06
692,175

Inventories as Weeks of Shipments



LME 3-mos
Unwrought Inventory Ratio
Minimum Inventories
2000$/tonne
Weeks Shipments
4000
3500
3000
2500
2000
1500
1000
21
18
15
12
9
6
3
Jul-06
5.13 wks
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

Prices and Premiums

LME 3-Mos Daily Price


3500
3000
2500
2000
1500
1000
2000
2001
2002
2003
2004
2005
2006
26-Sep $2,515.75
2000: $1567
2001: $1453
2002: $1364
2003: $1428
2004: $1721
2005: $1899

Local Market Premiums


Local Market Premiums ($/tonne)
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2001
2002
2003
2004
2005
2006
Europe 3M DPP
Japan
Midwest

ALCAN